


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: **December 31, 2004**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ________________

Commission file number: **000-24566-01**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MB Financial, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MB Financial, Inc.
800 West Madison Street
Chicago, Illinois 60607

MB FINANCIAL, INC. 401(k) PROFIT SHARING PLAN

Required Information

The MB Financial, Inc. 401(k) Profit Sharing Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibits 23.1 and 23.2 are the consents of McGladrey & Pullen LLP and KPMG LLP, respectively. Attached to this report as Exhibit 99 is the report of KPMG LLP dated June 30, 2004.

MB Financial, Inc.
401(k) Profit Sharing Plan

Financial Report
12.31.2004

McGladrey & Pullen
Certified Public Accountants

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Plan Administrator
MB Financial, Inc.
401(k) Profit Sharing Plan
Chicago, Illinois

We have audited the accompanying statement of net assets available for benefits of **MB Financial, Inc. 401(k) Profit Sharing Plan** as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of **MB Financial, Inc. 401(k) Profit Sharing Plan** as of December 31, 2003 was audited by other auditors whose report, dated June 30, 2004, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to about present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Elkhart, Indiana
June 15, 2005

MB Financial, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets		
Investments at fair value:		
Shares of registered investment companies	$ 48,104,901	$ 49,864,537
Common stock of MB Financial, Inc.	10,288,899	8,013,010
Participant loans	821,844	777,705
	59,215,644	58,655,252
Receivables:		
Employer contributions	2,759,463	2,018,704
Participant contributions	79,566	-
Cash	470,345	407,357
Total assets	62,525,018	61,081,313
Liabilities, excess contributions	82,500	-
Net Assets Available For Benefits	$ 62,442,518	$ 61,081,313

See Notes to Financial Statements.

MB Financial, Inc.
401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Investment income:	
Net appreciation in fair value of investments	$ 4,543,178
Interest and dividends	1,184,889
	5,728,067
Contributions:	
Participants	2,188,804
Employer	3,253,627
Rollovers	153,299
	5,595,730
Total additions	11,323,797
Deductions:	
Benefits paid	9,953,942
Administrative expenses	8,650
Total deductions	9,962,592
Net Increase	1,361,205
Net assets available for benefits:	
Beginning of year	61,081,313
End of year	$ 62,442,518

See Notes to Financial Statements.

Note 1. Plan Description

The following description of the MB Financial, Inc. 401(k) Profit Sharing Plan (the "Plan"), provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan covering all full-time and part-time employees of MB Financial, Inc. (the "Company" or "Trustee"). Employees scheduled to work at least twenty hours per week are eligible upon completion of three months of service and enter the Plan effective as of the first day of the month following meeting eligibility. Employees scheduled to work less than twenty hours per week are eligible upon completion of 1,000 hours of service in a 12-month period beginning on their date of hire and enter the Plan on the January 1, or July 1 following meeting eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant accounts:

Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of (a) Plan earnings, and (b) the Company's profit sharing contributions, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions:

The Company contributes to the Plan from current or accumulated profits. In 2004, the Company contributed on behalf of each participant a matching contribution equal to 100% of each participant's deferral contribution up to the first 2% of the participant's compensation and 50% of each participant's deferral contribution for the next 2% of the participant's compensation along with a profit sharing contribution of approximately 4% of total compensation in 2004. Each participant may make tax deferred contributions up to 15% of his or her compensation, as defined in the Plan. Participants may make rollover contributions to the Plan from prior employer plans. Contributions are subject to certain limitations.

Vesting:

Participants are immediately vested in their contributions and Company matching contributions plus actual earnings thereon. Vesting in the Company's profit sharing contribution portion of their accounts plus actual earnings thereon, if any, is based on years of service, as defined. A participant is 100% vested after 7 years of credited service.

Investment options:

Upon enrollment in the Plan, participants may direct their contributions, the Company's matching contributions, and the Company's profit sharing contributions in a variety of investment options as more fully described in the Plan's literature. Participants may change their investment options at any time.

Participant loans:

Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 reduced by the excess, if any, of the participant's highest outstanding balance of loans from the Plan during the one year period prior to the date of the loan over the participant's current outstanding balance of loans or 50% of their vested account balances. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Current interest rates on outstanding loans range from 3.5% to 10.5%. Principal and interest payments are required to be paid not less than quarterly.

Payment of benefits:

Upon retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installment payments. The balance in this account may be used to purchase a single premium annuity contract. Upon termination, a participant may elect to receive a lump-sum amount or direct rollover into another plan equal to the vested value of his or her account, or if his or her vested value is greater than $5,000 he or she may elect equal installment payments commencing within sixty days after the close of the plan year in which employment is terminated.

Benefits are recorded when paid.

Forfeitures:

At each anniversary date, defined as December 31, any forfeitures since the prior anniversary date shall be made available to reinstate previously forfeited account balances for former participants. The remaining forfeitures, if any, shall be used to reduce the contribution of the Company in the year in which such forfeitures occur. For the year ended December 31, 2004, Company contributions were reduced by approximately $126,000 from forfeited non-vested accounts. No additional forfeited amounts remain as of December 31, 2004.

Note 2. Significant Accounting Policies

Basis of accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition:

Plan investments are stated at fair value. Shares of registered investment companies are valued at quoted net assets values which approximate the fair value of shares held by the Plan at year-end. Shares of MB Financial, Inc. common stock are valued at quoted market prices. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Note 3. Investments

The following represents the Plan's investments at December 31, 2004 and 2003. Investments representing 5% or more of the Plan's net assets are separately stated.

	2004	2003
Shares of registered investment companies:		
Mass Investors Growth Stock Fund	$ **4,797,796**	$ 5,497,270
MFS Government Securities Fund	**6,674,922**	9,250,235
MFS Value Fund	**10,738,562**	12,176,358
MFS Institutional Fixed Fund	**9,329,371**	8,927,467
Other	**16,564,250**	14,013,207
Common stock:		
MB Financial, Inc.	**10,288,899**	8,013,010
Participant loans	**821,844**	777,705
	$ **59,215,644**	$ 58,655,252

The Plan's investments, including investments bought, sold, and held during the year ended December 31, 2004 appreciated in value as follows:

Shares of registered investment companies	$ 3,127,142
Common stock	1,416,036
	$ 4,543,178

Note 4. Related Party Transactions

The Company provides certain administrative services to the Plan and is not reimbursed. Certain other administrative expenses are paid by the Company. These expenses are not material to the financial statements.

The Plan held 244,102 shares of MB Financial, Inc. common stock with a cost of $4,897,225 and a fair value of $10,288,899 at December 31, 2004. The Plan purchased approximately 34,637 shares of MB Financial, Inc. common stock at a cost of $1,280,626 and sold approximately 10,673 shares for $420,772 during the year ended December 31, 2004. The Plan held 220,138 shares of MB Financial, Inc. common stock with a cost of $3,825,746 and a fair value of $8,013,010 at December 31, 2003.

The Plan invests in certain registered investment companies managed by MFS. MFS is the custodian of the Plan's assets and therefore these transactions qualify as party-in-interest transactions.

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

Note 6. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 10, 2003, that the Plan is qualified and the trust established under the Plan is exempt under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.

MB Financial, Inc.
401(k) Profit Sharing Plan

Schedule H, Line 4i - Assets Held At End Of Year
December 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current Value
	Massachusetts Investors Trust	Registered Investment Company	N/A	$	1,900,526
	Mass Investors Growth Stock Fund	Registered Investment Company	N/A		4,797,796
*	MFS Total Return Fund	Registered Investment Company	N/A		2,126,678
*	MFS High Income Fund	Registered Investment Company	N/A		584,614
*	MFS Government Securities Fund	Registered Investment Company	N/A		6,674,922
*	MFS Institutional Fixed Fund	Registered Investment Company	N/A		9,329,371
*	MFS Mid Cap Growth Fund	Registered Investment Company	N/A		1,239,030
*	MFS Value Fund	Registered Investment Company	N/A		10,738,562
*	MFS New Discovery Fund	Registered Investment Company	N/A		332,470
*	MFS Technology Fund	Registered Investment Company	N/A		398,131
*	MFS Research International Fund	Registered Investment Company	N/A		1,042,190
*	MFS Strategic Value Fund	Registered Investment Company	N/A		1,131,361
*	MFS Conservative Allocation Fund	Registered Investment Company	N/A		821,500
*	MFS Moderate Allocation Fund	Registered Investment Company	N/A		1,894,928
*	MFS Growth Allocation Fund	Registered Investment Company	N/A		1,467,433
*	MFS Aggressive Growth Allocation Fund	Registered Investment Company	N/A		1,413,460
*	MFS Money Market Fund	Registered Investment Company	N/A		92,406
	Dreyfus Basic S&P 500 Index Fund	Registered Investment Company	N/A		1,972,072
	Templeton Foreign Fund	Registered Investment Company	N/A		147,451
*	MB Financial, Inc. Stock	Common Stock	N/A		10,288,899
*	Participant Loans	Interest Rates Range From 3.50% to 10.50% Maturing through January 2019	N/A		821,844
				$	59,215,644

* Party-in-interest - refer to Note 4.
N/A - Investments are participant directed; therefore, cost is not applicable.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MB FINANCIAL, INC. 401(k) PROFIT SHARING PLAN

By: MB Financial Bank, N.A., as Plan Trustee

Date: July 13, 2005

By: 
Name: Jill E. York
Title: Executive Vice President and Chief Financial Officer

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our report, dated June 15, 2005, on the Financial Statements of MB Financial, Inc. 401(k) Profit Sharing Plan, which is included in this Annual Report on Form 11-K for the year ended December 31, 2004, into MB Financial Inc.'s Registration Statement on Form S-8 (File No. 333-97857) for the Plan.

McGladrey & Pullen, LLP

Elkhart, Indiana
July 13, 2005

EXHIBIT 23.2



Consent of Independent Registered Public Accounting Firm

The Board of Directors
MB Financial, Inc.:

We consent to incorporation by reference in the registration statement on Form S-8 (No. 333-97857) of MB Financial, Inc. of our report dated June 30, 2004, relating to the statement of net assets available for plan benefits of the MB Financial, Inc. 401(k) Profit Sharing Plan as of December 31, 2003, which report appears in the December 31, 2004 Annual Report on Form 11-K of the MB Financial, Inc. 401(k) Profit Sharing Plan.

KPMG LLP

Chicago, Illinois
July 12, 2005

Report of Independent Registered Public Accounting Firm

The Trustees
MB Financial, Inc. 401(k) Profit Sharing Plan
Chicago, Illinois:

We have audited the accompanying statements of net assets available for benefits of the MB Financial, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions and Schedule H, line 4i – Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
June 30, 2004